SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C. 20549
                              ________________

                              AMENDMENT NO. 2
                                     TO
                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                              GROW GROUP, INC.
                         (Name of Subject Company)

                              GROW GROUP, INC.
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.10 PER SHARE
                       (Title of Class of Securities)

                                399820 10 9
                   (CUSIP Number of Class of Securities)

                             Lloyd Frank, Esq.
                                 Secretary
                              Grow Group, Inc.
                              200 Park Avenue
                           New York, N.Y.  10166
                               (212) 599-4400

      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                              With a Copy to:

                          Daniel E. Stoller, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                           New York, N.Y.  10022
                               (212) 735-3000


          This Amendment supplements and amends as Amendment No. 2 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on May 4, 1995 (the "Schedule 14D-9"), by Grow Group, Inc., a New York corporation (the "Company"), relating to the tender offer by GDEN Corporation, a New York corporation (the "Purchaser") and an indirect wholly owned subsidiary of Imperial Chemical Industries PLC, a corporation organized under the laws of England ("Parent"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 4, 1995, to purchase all outstanding shares of common stock, par value $0.10 per share (the "Common Stock" or the "Shares"), of the Company at a price of $18.10 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 1995 and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     SHERWIN-WILLIAMS OFFER.

               The Company issued a press release announcing that Sherwin-Williams commenced an unsolicited tender offer to acquire all outstanding Shares of the Company at a price of $19.50 per Share. A copy of such press release is filed herewith as Exhibit 15 and is incorporated herein by reference.

     CERTAIN LITIGATION.

               On May 5, 1995, a purported class action entitled Martin Appelbaum and Rosalyn Younger v. Grow Group, Inc., et al. (Index No. 95-111346) was filed in the Supreme Court of the State of New York, New York County (the "Appelbaum State Action") on behalf of the Company's shareholders against the Company, all members of the Company's Board of Directors (the "Individual Defendants"), and Parent. The complaint alleges that the Individual Defendants have breached and are breaching their fiduciary duties to the purported class of the Company's shareholders by, among other things, failing to respond in a reasonable and informed manner to Sherwin Williams' expression of interest in the Company; and to inform themselves as to other potential acquirors or merger partners so as to maximize shareholder value.

               The complaint in the Appelbaum State Action seeks, among other things, an order: requiring the defendants to carry out their fiduciary duties to plaintiffs and other members of the purported class; enjoining the transaction between the Company and Parent, and rescinding any transactions effected by the defendants in an unfair manner and for an unfair price; damages suffered as a result of the acts and transactions alleged in the complaint; an accounting for all profits realized as a result of the complained of transaction; and costs, disbursements, and reasonable attorneys' and experts fees.

               On May 5, 1995, a purported class action entitled Samuel Pill v. Grow Group, Inc., et al., (Index No. 95-111439) was filed in the Supreme Court of the State of New York, New York County (the "Pill State Action") on behalf of the Company's shareholders, against the Company and all members of the Company's Board of Directors (the "Individual Defendants"). The complaint alleges that the Individual Defendants breached their fiduciary duties to the purported class of the Company's shareholders by agreeing to the transaction at a price which they knew was grossly unfair, inadequate and not representative of the true and present value of the Company. The complaint also alleges, among other things, that the Individual Defendants have breached their fiduciary duties to the purported class by failing to auction the Company to the highest bidder. The complaint further alleges that the option granted to Parent to purchase Corimon's 25% interest in the Company is a breach of the fiduciary duties owed by defendant Broslat, who is a director of the Company and the Chief Financial Officer of Corimon.

               The complaint in the Pill State Action seeks, among other things, an order declaring that the Individual Defendants have breached their fiduciary duties; enjoining defendants from proceeding with the transaction; damages in an unspecified amount; and costs, disbursements and counsel and expert fees.


     ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.

          Exhibit 15 Press Release, dated May 8, 1995, issued by the Company.

          Exhibit 16 Class Action Complaint entitled Martin Appelbaum and Rosalyn Younger v. Grow Group, Inc. et. al., filed in the Supreme Court of the State of New York, New York County.

          Exhibit 17     Class Action Complaint entitled Samuel Pill
                         v. Grow Group, Inc. et al., filed in the Supreme Court of the State of New York, New York County.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 8, 1995                GROW GROUP, INC.

                                        By /s/ Lloyd Frank
                                        Title:  Secretary


                               EXHIBIT INDEX

     EXHIBIT
     NUMBER        DESCRIPTION

     15            Press Release, dated May 8, 1995, issued by the
                   Company.

     16 Class Action Complaint entitled Martin Appelbaum and Rosalyn Younger v. Grow Group, Inc. et. al., filed in the Supreme Court of the State of New
                   York, New York County.

     17            Class Action Complaint entitled Samuel Pill v.
                   Grow Group, Inc. et al., filed in the Supreme
                   Court of the State of New York, New York County.